                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   SCHEDULE TO
                                  (RULE 13e-4)

                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                         Century Business Services, Inc.
                   -------------------------------------------
                       (Name of Subject Company (Issuer))

                         Century Business Services, Inc.
                   ------------------------------------------
                        (Name of Filing Person (Offeror))

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                           (Title of Class Securities)

                                    156490104
                      ------------------------------------
                      (CUSIP Number of Class of Securities
                            Underlying Common Stock)

                               Michael W. Gleespen
                     Corporate Secretary and General Counsel
                         Century Business Services, Inc.
                        6480 Rockside Woods Blvd., South
                                    Suite 330
                              Cleveland, Ohio 44131
                                 (216) 447-9000
                                 --------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                              Paul A. Belvin, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000

                            CALCULATION OF FILING FEE

 -------------------------------------------------------------------------------

       Transaction Valuation*                        Amount of Filing Fee
--------------------------------------------------------------------------------
            $46,200,000                                   $3,738.58
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only, this amount is based on the purchase of 14,000,000 shares of outstanding Common Stock at the tender offer price of $3.30 per share.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $3,738.58         Filing Party: :  Century Business Services, Inc.
                       --------------                      ---------------------------------

Form or Registration No.: Schedule TO       Date Filed: :    June 10, 2003
                         ------------                    -----------------------------------

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     | |  third-party tender offer subject to Rule 14d-1.
     |X| issuer tender offer subject to Rule 13e-4.
     | | going-private transaction subject to Rule 13e-3.
     | | amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

                  This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 10, 2003 (the "Schedule TO") by Century Business Services, Inc., a Delaware corporation (the "Company"), in connection with the offer by the Company to purchase up to 14,000,000 shares of its Common Stock, par value $0.01 per share (the "Shares") at a price between $3.00 and $3.30 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions described in the Offer to Purchase dated June 10, 2003 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are appended to and filed with the Schedule TO as Exhibits (a)(1) and
(a)(2), respectively.

ITEM 2.           SUBJECT COMPANY INFORMATION.

                  The section of the Offer to Purchase captioned "10 - Certain Information Concerning CBIZ" is hereby amended by restating the second paragraph under the subparagraph entitled "Incorporation by Reference" to read as follows:

                  CBIZ's annual report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 27, 2003, its quarterly report on Form 10-Q for the quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003, and its Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 27, 2003, shall be deemed incorporated herein by reference and shall be deemed to be a part hereof.

ITEM 4.           TERMS OF THE TRANSACTION.

                  The section of the Offer to Purchase captioned "1 - Number of Shares; Proration" is hereby amended by deleting the second paragraph under the subsection captioned "Odd Lots."

                  The section of the Offer to Purchase captioned "7 - Conditions of the Tender Offer" is hereby amended by restating subparagraph (1) to read as follows:

                  there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (a) challenges the making of the tender offer, the acquisition of some or all of the shares under the tender offer or otherwise relates in any manner to the tender offer, or (b) in CBIZ's reasonable judgment, could materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of CBIZ and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of CBIZ or any of its subsidiaries or materially impair CBIZ's ability to purchase up to 14,000,000 shares in the tender offer;

                  The section of the Offer to Purchase captioned "7 - Conditions of the Tender Offer" is hereby amended by restating subparagraph (2) to read as follows:

                  there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the tender offer or CBIZ or any of its subsidiaries, by any court or any authority, agency or tribunal that, in CBIZ's reasonable judgment, would or might, directly or indirectly, (a) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the tender offer, (b) delay or restrict the ability of CBIZ, or render CBIZ unable, to accept for payment or pay for some or all of the shares, or (c) materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of CBIZ and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of CBIZ or any of its subsidiaries;

                  The section of the Offer to Purchase captioned "7 - Conditions of the Offer" is hereby amended by restating subparagraph (7) to read as follows:

                  any change or changes have occurred or are threatened in CBIZ or CBIZ's subsidiaries' business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership that, in the reasonable judgment of CBIZ, materially impairs CBIZ's ability to purchase up to 14,000,000 shares in the tender offer;

                  The section of the Offer to Purchase captioned "13 - U.S. Federal Income Tax Consequences" is hereby amended by deleting the first sentence of the last paragraph of the section.

                  The Letter of Transmittal is hereby amended by restating subparagraph (d) on page 5 of the Letter of Transmittal to read as follows:

the undersigned agrees to all of the terms of the tender offer.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                               CENTURY BUSINESS SERVICES, INC.



                               /s/ Michael W. Gleespen
                               ----------------------------------
                               By:  Michael W. Gleespen
                               Title:  Corporate Secretary and General Counsel
Date: June 26, 2003